8-52622


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
156
SECTION



SECUR 07002652 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haley Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10703 J Street Suite 102
(No. and Street)

Omaha (City) Ne (State) 68127 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blackman + Associates, PC
(Name – *if individual, state last, first, middle name*)

17445 Arbor St. Suite 200 (Address) Omaha, (City) Ne (State) 68130 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John E. Haley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haley Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions



GENERAL NOTARY - State of Nebraska
MELINDA S. BAKER
My Comm. Exp. Feb. 28, 2009

John E. Haley
Signature

President
Title

Melinda S. Baker
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALEY SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

WITH INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2006

Blackman & Associates, P.C.
Certified Public Accountants

January 31, 2007

Board of Directors and Stockholder
Haley Securities, Inc.
Omaha, Nebraska

We hereby consent to the use of the audited financial statements of Haley Securities, Inc. as of December 31, 2006 and for the year then ended as needed for licensing and other purposes.

Blackman & Associates, P.C.

Blackman & Associates, P.C.

17445 Arbor St., Ste. 200 • Omaha, Nebraska 68130 • Phone (402) 330-1040 • Fax (402) 333-9189

CONTENTS

Blackman & Associates, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Board of Directors and Stockholders
Haley Securities, Inc.
Omaha, Nebraska

We have audited the accompanying balance sheet of Haley Securities, Inc. as of December 31, 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Haley Securities, Inc. as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 9 - 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blackman & Associates, P.C.

Omaha, Nebraska
January 31, 2007

17445 Arbor St., Ste. 200 • Omaha, Nebraska 68130 • Phone (402) 330-1040 • Fax (402) 333-9189

HALEY SECURITIES, INC.

BALANCE SHEET

December 31, 2006

ASSETS

Current Assets:		
Cash		$ 202,851
Investment in CD		30,026
Receivable – other (Note D)		502
CRD – Escrow (Note F)		2,036
Prepaid expenses		15,266
Total Current Assets		250,681
Property, at cost:		
Furniture and equipment	$ 11,252	
Accumulated depreciation	(4,963)	6,289
Total Assets		$ 256,970

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts payable		$ 3,995
Credit card payable		30
Accrued expenses		692
Total Current Liabilities		4,717
Stockholders' Equity (Note C):		
Common stock; $1 par value; 10,000 shares authorized; 1,000 shares issued and outstanding	$ 1,000	
Retained earnings	251,253	252,253
Total Liabilities and Stockholders' Equity		$ 256,970

The accompanying notes are an integral part of these financial statements.

HALEY SECURITIES, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

Revenues:	
Placement fees	$ 1,088,502
Interest income	1,113
Total Revenues	1,089,615
Operating Expenses:	
Bonus	10,000
Commissions	575,245
Computer services	7,556
Dues & subscriptions	2,511
Employee benefits	1,561
Equipment rental	2,147
Insurance	11,173
Licenses & permits	16,456
Meals and lodging	1,576
Office expenses	10,424
Printing expenses	79
Salary	227,249
Professional fees	45,847
Rent	14,370
Taxes – payroll	27,200
Taxes – other	826
Travel	15,857
Utilities	4,369
Depreciation	1,770
Total Operating Expenses	976,216
Net Operating income	113,399
Other income (expense)	
Loss on disposal of assets	(695)
Net Income	$ 112,704

The accompanying notes are an integral part of these financial statements.

HALEY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2005	$ 1,000	$ -	$ 138,549	$ 139,549
Net Income	-	-	112,704	112,704
Balance, December 31, 2006	$ 1,000	$ -	$ 251,253	$ 252,253

The accompanying notes are an integral part of these financial statements.

HALEY SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

Cash Flows From Operating Activities:	
Net Income	$ 112,704
Adjustment to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Non-Cash Items Included in Net Income:	
Depreciation	1,770
Loss on disposal of assets	695
Increase in long term investment	(1,113)
(Increase) Decrease in Operating Assets:	
Receivable - other	263
CRD	1,216
Prepaid expense	(2,372)
Deposit	1,500
Increase (Decrease) in Operating Liabilities:	
Credit card payable	(2,240)
Accrued expenses	(503)
Net Cash Provided By Operating Activities	111,920
Cash Flows From Investing Activities:	
Purchase of equipment	(2,468)
Net Cash (Used) By Investing Activities	(2,468)
Net Increase in Cash and Cash Equivalents	109,452
Cash and Cash Equivalents, Beginning of Year	93,399
Cash and Cash Equivalents, End of Year	$ 202,851
Supplemental Disclosure of Cash Flow Information:	
Cash paid for interest	$ --
Cash paid for taxes	$ --

The accompanying notes are an integral part of these financial statements.

HALEY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2006

NOTE A - ORGANIZATION AND BUSINESS

Haley Securities, Inc. is a Nebraska corporation that operates as a registered broker-dealer and acts as an agent in the sale of real estate interests for limited liability companies in which the Company's sole stockholder is a partner or manager.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Haley Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

BASIS OF ACCOUNTING - The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

PROPERTY AND EQUIPMENT - All property is stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss on disposition is reflected in operations. Repairs and maintenance are expensed as incurred; expenditures for additions, improvements and replacements are capitalized. Depreciation expense for the year ended December 31, 2006 was $1,770.

CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2006.

INCOME TAXES - The Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. The income of the Company is passed through to the individual stockholder who reports it on his personal tax return. Therefore, there is no provision or liability for federal or state income taxes reflected in these financial statements.

NOTE C - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 and is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2006, the Company had net capital of $228,085, which was $223,085 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was .02 to 1 at December 31, 2006.

NOTE D – RELATED PARTY TRANSACTIONS

The sole shareholder of the Company is affiliated with Haley Associates Limited Partnership through common ownership. Haley Associates Limited Partnership paid commissions to the Company for an equity raise completed in 2006. The commissions paid for the year ended December 31, 2006 were $575,245.

In April 2004, the Company moved into the Union Pacific Streamliner Federal Credit Union building and was paying it's pro rata share of rent with Haley Associates, L.P. Rent paid for 2006 to Union Pacific amounted to $10,478. Haley Associates, L.P. and Haley Securities, Inc. also pay their pro rata share of utility bills and office equipment. At December 31, 2006, $502 is receivable from Haley Associates Limited Partnership for these fees.

In June 2006, the Company moved into a new building owned by an entity that is affiliated through common ownership (See Note G). Rent paid for 2006 amounted to $3,772.

NOTE E – CONCENTRATIONS

100% of placement fees were generated from two equity raises completed for Haley Associates Limited Partnership for the year ended December 31, 2006 (See Note D).

NOTE F – RESTRICTED CASH

The CRD account contains restricted cash used to pay for new or renewal licensing fees to federal and state agencies.

NOTE G - COMMITMENTS

The Company leases its facility from a related party. Future minimum rental commitments under this non-cancellable lease are as follows as of December 31, 2006:

For Year Ending December 31:	
2007	$ 11,316
2008	11,316
2009	11,316
2010	11,316
2011	11,316
Total	$ 56,580

NOTE H – EMPLOYEE BENEFIT PLAN

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company matches the employee contributions up to 4% of eligible wages. The Company's matching contribution was $577 for the year ended December 31, 2006.

NOTE I – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution in Omaha, Nebraska. The Federal Deposit Insurance Corporation insures the balances up to $100,000. At December 31, 2006, the uninsured cash balances totaled $102,851.

SUPPLEMENTARY SCHEDULES

HALEY SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2006

Aggregate Indebtedness:		
Total Liabilities		$ 4,717
Total Aggregate Indebtedness		$ 4,717
Net Capital:		
Credit items:		
Common stock	$ 1,000	
Additional paid-in capital	-	
Retained earnings	251,253	$ 252,253
Deduct Nonallowable Assets:		
Property and other assets, net of accumulated depreciation and amortization	6,289	
Prepaid expenses and other assets	17,804	
Haircut on securities	75	
Deduct haircuts – other securities		24,168
Net Capital		$ 228,085
Capital Requirements:		
Minimum dollar requirement		$ 5,000
Net capital exceeding requirements		223,085
Net Capital		$ 228,085
Percentage of Aggregate Indebtedness to Net Capital		2.0%

HALEY SECURITIES, INC.

RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT

December 31, 2006

Aggregate indebtedness per audit report	$	4,717
Aggregate indebtedness per FOCUS Report		4,717
Difference	$	--
Net capital per audit report	$	228,085
Net capital per FOCUS Report		228,085
Difference	$	--

HALEY SECURITIES, INC.

INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS

December 31, 2006

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.

HALEY SECURITIES, INC.

COMPUTATION OF RESERVE REQUIREMENT

December 31, 2006

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.

Blackman & Associates, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholders
Haley Securities, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements and supplementary information of Haley Securities, Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining the compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against losses from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

17445 Arbor St., Ste. 200 • Omaha, Nebraska 68130 • Phone (402) 330-1040 • Fax (402) 333-9189

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Blackman & Associates, P.C.

Omaha, Nebraska
January 31, 2007

END